 Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	September 30,	December 31,
	2024	2023

ASSETS
Current Assets
Cash and cash equivalents	$2,772	$813
Short-term interest-bearing deposits	21,733	26,507
Prepaid expenses and other receivables	2,378	1,336
Assets classified as held for sale	228	5,108
Total Current Assets	27,111	33,764

Non-Current Assets
Property and equipment, net	1,000	1,539
Other assets	1,686	1,528
Total Non-Current Assets	2,686	3,067
TOTAL ASSETS	$29,797	$36,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$92	$827
Accrued expenses and other liabilities	2,699	4,001
Liability classified as held for sale	-	1,233
Total Current Liabilities	2,791	6,061

Non-Current Liabilities
Other long-term liabilities	419	686
Total Non-Current Liabilities	419	686

Commitments and Contingent Liabilities

TOTAL LIABILITIES	3,210	6,747

SHAREHOLDERS’ EQUITY
Ordinary Shares of NIS 0.40 par value per share: Authorized: 45,000,000 shares as of September 30, 2024 and December 31, 2023; Issued and outstanding: 21,989,536 and 18,598,555 as of September 30, 2024 and December 31, 2023, respectively;	2,502	2,137
Additional paid in capital	144,915	138,939
Foreign currency translation adjustments	1,101	1,101
Accumulated deficit	(121,931)	(112,093)
TOTAL SHAREHOLDERS’ EQUITY	26,587	30,084
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$29,797	$36,831

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Revenues	$-	$-	$-	$-

Operating expenses:
Research and development expenses	2,348	4,349	7,204	14,560
General and administrative expenses	771	1,279	2,851	4,500
Loss on disposal group of assets held for sale	-	-	201	-
	3,119	5,628	10,256	19,060

Operating loss	(3,119)	(5,628)	(10,256)	(19,060)

Finance income (expense), net	517	(335)	418	(913)
Net loss	(2,602)	(5,963)	(9,838)	(19,973)

Basic & diluted loss per share	$(0.12)	$(0.32)	$(0.50)	$(1.08)
Weighted average number of shares outstanding	21,278,081	18,597,313	19,855,137	18,566,383

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional paid in	Currency translation	Accumulated
	Shares	Amount	capital	reserve	deficit	Total

Balance as of December 31, 2023	18,598,555	2,137	138,939	$1,101	(112,093)	30,084
Changes during the three month period ended March 31, 2024:
Restricted stock units vested	34,295	3	(3)	-	-	-
Issuance of Ordinary Shares for cash consideration of $540 net of $16 of issuance costs	178,931	20	504	-	-	524
Stock based compensation	-	-	383	-	-	383
Net loss	-	-	-	-	(4,140)	(4,140)
Balance as of March 31, 2024 (unaudited)	18,811,781	2,160	139,823	1,101	(116,233)	26,851

Changes during the three month period ended June 30, 2024:
Issuance of Ordinary Shares for cash consideration of $5,001 net of $582 of issuance costs	2,061,776	224	4,195	-	-	4,419
Restricted stock units vested	9,755	1	(1)	-	-	-
Exercise of options	-	-	-	-	-	-
Stock based compensation	-	-	388	-	-	388
Net loss	-	-	-	-	(3,096)	(3,096)
Balance as of June 30, 2024 (unaudited)	20,883,312	$2,385	$144,405	$1,101	$(119,329)	$28,562

Changes during the three month period ended September 30, 2024:
Issuance of Ordinary Shares for cash consideration of $304 net of $9 of issuance costs	159,401	17	278	-	-	295
Restricted stock units vested	55,939	6	(6)	-	-	-
Exercise of options	-	-	-	-	-	-
Exercise of Warrants	860,429	91	(90)			1
Receivables from sale of Ordinary Shares (*)	30,455	3	(49)			(46)
Stock based compensation			377	-	-	377
Net loss				-	(2,602)	(2,602)
Balance as of September 30, 2024 (unaudited)	21,989,536	$2,502	$144,915	$1,101	$(121,931)	$26,587

(*)	The receivables from sale of Ordinary Shares were received by the Company in cash on October 1, 2024.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional paid in	Currency translation	Accumulated
	Shares	Amount	capital	reserve	deficit	Total

Balance as of December 31, 2022	18,421,852	$2,117	$136,648	$1,101	$(83,025)	$56,841
Changes during the three month period ended March 31, 2022:
Restricted stock units vested	34,295	3	(3)	-	-	-
Issuance of Ordinary Shares for cash consideration of $470 net of $152 of issuance costs	110,115	13	305	-	-	318
Stock based compensation	-	-	633	-	-	633
Net loss	-	-	-	-	(7,218)	(7,218)
Balance as of March 31, 2023 (unaudited)	18,566,262	2,133	137,583	1,101	(90,243)	50,574

Changes during the three month period ended June 30, 2023:
Issuance of Ordinary Shares for cash consideration of $43 net of $1 of issuance costs	14,056	2	40	-	-	42
Restricted stock units vested	8,821	1	(1)	-	-	-
Exercise of options	-	-	-	-	-	-
Stock based compensation	-	-	511	-	-	511
Net loss	-	-	-	-	(6,792)	(6,792)
Balance as of June 30, 2023 (unaudited)	18,589,139	$2,136	$138,133	$1,101	$(97,035)	$44,335

Changes during the three month period ended September 30, 2023:
Restricted stock units vested	9,416	1	(1)	-	-	-
Stock based compensation	-	-	407	-	-	407
Net loss	-	-	-	-	(5,963)	(5,963)
Balance as of September 30, 2023 (unaudited)	18,598,555	$2,137	$138,539	$1,101	$(102,998)	$38,779

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	For the nine months ended September 30,
	2024	2023
Cash flows from operating activities
Net loss	$(9,838)	$(19,973)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	509	635
Capital gain on sale of property and equipment	(79)	-
Loss on short-term bank deposits	1,002	1,728
Gain on assets and liabilities classified as held for sale	(66)	-
Non-cash operating lease expenses	289	650
Share-based compensation	1,148	1,551
Changes in operating asset and liability items:
Decrease in prepaid expenses and other receivables	434	346
Decrease in accounts payable	(735)	(1,154)
Decrease in accrued expenses and other liabilities	(1,302)	(1,162)
Operating lease liabilities	(286)	(867)
Net cash used in operating activities	(8,924)	(18,246)

Cash flows from investing activities
Purchase of property and equipment	(68)	(229)
Proceeds from sale of property and equipment	177	82
Proceeds from sale of assets held for sale	1,820	-
Investment in short-term interest-bearing bank deposits	(31,222)	(30,244)
Release of short-term interest-bearing bank deposits	34,994	288
Net cash provided by (used in) investing activities	5,701	(30,103)

Cash flows from financing activities
Proceeds from issuance of shares and warrants, net	5,193	360
Proceeds from exercise of options	-	-
Net cash provided by financing activities	5,193	360

Increase (decrease) in cash and cash equivalents	1,970	(47,989)
Cash and cash equivalents - beginning of period	1,226	50,357

Cash and cash equivalents - end of period	$3,196	$2,368

Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-
Cash received for interest, net	$1,336	$-

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

a.	General

Enlivex Therapeutics Ltd. (including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) was originally incorporated on January 22, 2012 under the laws of the State of Israel.

The Company is a clinical stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include sepsis, osteoarthritis and others.

AllocetraTM is based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

The Company’s ordinary shares, par value of NIS 0.40 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the Tel Aviv Stock Exchange.

b.	Financial Resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital to support such activities. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception, and, as of September 30, 2024, had an accumulated deficit of $121,931 thousand.

The Company expects to continue to incur losses for the foreseeable future, and the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates or may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

The Company’s management and board of directors (the “Board”) are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months following the filing of these financial statements on Form 6-K. The Company may determine, however, to raise additional capital during such period as the Board deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining the financing necessary for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited condensed consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made. The results of operations for these interim periods are not necessarily indicative of the operating results for any future period. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto included in the Company’s 2023 Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 30, 2024. The December 31, 2023 financial information presented in these interim financial statements has been derived from the Company’s audited financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024 (UNAUDITED)

Use of Estimates

The preparation of interim financial statements in conformity with U.S. GAAP requires that management make certain estimates, judgments and assumptions that affect the reported amounts in the consolidated balance sheets and statements of operations and also requires that management exercise its judgment in applying the Company’s accounting policies. On an ongoing basis, management evaluates its estimates, including estimates related to its stock-based compensation expense and implicit interest rates on new lease liabilities. Significant estimates in these interim financial statements include estimates made for accrued research and development expenses and stock-based compensation expenses.

Functional Currency and Translation to The Reporting Currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate in the foreseeable future. Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired and liabilities were translated at the approximate exchange rate prevailing at the date of the transaction. Transactions included in the statement of income were translated at the approximate exchange rate in effect at the time of the transaction.

1 U.S. dollar = 3.71 NIS and 3.627 NIS as of September 30, 2024 and December 31, 2023, respectively.

The U.S. dollar (decreased) increased against the NIS (1.3)%, 2.28%, 3.35% and 8.66% in the three and nine month periods ended September 30, 2024 and 2023, respectively.

Recently Adopted Accounting Standards

During the nine months ended September 30, 2024, the Company was not required to adopt any recently issued accounting standards.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which is intended to provide enhanced segment disclosures. The standard will require disclosures about significant segment expenses and other segment items and identifying the Chief Operating Decision Maker and how they use the reported segment profitability measures to assess segment performance and allocate resources. These enhanced disclosures are required for all entities on an interim and annual basis, even if they have only a single reportable segment. The standard is effective for years beginning after December 15, 2023 and interim periods within annual periods beginning after December 15, 2024, and early adoption is permitted. The Company does not believe that adoption of this ASU will have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which is intended to provide enhancements to annual income tax disclosures. The standard will require more detailed information in the rate reconciliation table and for income taxes paid, among other enhancements. The standard is effective for years beginning after December 15, 2024, early adoption is permitted. The Company does not believe that adoption of this ASU will have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement (Topic 220): Disaggregation of Income Statement Expenses”, which requires additional disclosures of certain amounts included in the expense captions presented on the Statement of Operations as well as disclosures about selling expenses. This ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impacts of adopting this guidance on its financial statement disclosures.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024 (UNAUDITED)

Significant Accounting Policies

There have been no material changes to the significant accounting policies previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	September 30,	December 31,
(in thousands)	2024	2023

Cash held in banks	$2,772	$813
Total cash and cash equivalents	2,772	813
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	311	300
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$3,196	$1,226

NOTE 4 – SHORT TERM DEPOSITS

	September 30,	December 31,
(in thousands)	2024	2023

Bank deposits in U.S.$ (annual average interest rates 5.91% and 6.195%)	$9,156	$6,240
Bank deposits in NIS (annual average interest rates 4.33% and 4.568%)	12,577	20,267
Total short-term deposits	$21,733	$26,507

NOTE 5 – PREPAID EXPENSES AND OTHER RECEIVABLES

	September 30,	December 31,
(in thousands)	2024	2023

Prepaid expenses	$979	$1,107
Tax authorities	73	116
Receivables on account of assets sold	1,213	-
Others	113	113
	$2,378	$1,336

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following:
	September 30,	December 31,
(in thousands)	2024	2023

Cost:
Laboratory equipment	$2,118	$2,412
Computers	439	380
Office furniture & equipment	185	186
Leasehold improvements	1,431	1,431
	4,173	4,409
Accumulated depreciation:
Laboratory equipment	1,950	1,891
Computers	317	263
Office furniture & equipment	51	40
Leasehold improvements	855	676
	3,173	2,870
Depreciated cost	$1,000	$1,539

Depreciation expenses for the three and nine month periods ended September 30, 2024 and 2023 were $161, $509, $213 and $635 thousand, respectively.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024 (UNAUDITED)

NOTE 7 – OTHER ASSETS

	September 30,	December 31,
(in thousands)	2024	2023

Restricted cash	$311	$300
Long Term Deposit	10	8
Receivables on account of assets sold	505	-
Long-term prepaid expenses	89	179
Right-of-Use assets, net	771	1,041
	$1,686	$1,528

NOTE 8 – ACCRUED EXPENSES AND OTHER LIABILITIES

	September 30,	December 31,
(in thousands)	2024	2023

Vacation, convalescence and bonus accruals	$301	$341
Employees and payroll related	486	422
Short term operating lease liabilities	346	346
Accrued expenses and other	1,566	2,892
	$2,699	$4,001

NOTE 9 – LEASES

The Company is a party to operating leases for its corporate offices, laboratory space, plant space and vehicles.

	Nine months ended September 30,
(in thousands)	2024	2023

The components of lease expense were as follows:
Operating leases expenses	$327	$778
Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$310	$700
Non-cash activity: Right of use assets obtained in exchange for new operating lease liabilities	$25	$569

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024 (UNAUDITED)

	September 30,	December 31,
(in thousands)	2024	2023

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$1,722	$2,161
Accumulated amortization	951	1,120
Operating lease Right-of-Use assets, net	$771	$1,041
Lease liabilities – current - Accounts payable and accrued liabilities	$346	$346
Lease liabilities – noncurrent	419	686
Total operating lease liabilities	$765	$1,032
Weighted average remaining lease term in years	2.6	3.3
Weighted average annual discount rate	6.8%	6.7%

Maturities of operating lease liabilities as of September 30, 2024 were as follows:
2024 (after September 30)	$95
2025	360
2026	195
2027	117
2028 and onwards	89
Total undiscounted lease liability	856
Less: Imputed interest	(91)
Present value of lease liabilities	$765

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is required to pay royalties to the State of Israel (represented by the Israeli Innovation Authority (the “IIA”)), computed on the basis of proceeds from the sale or license of products for which development was supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by the Company plus annual interest at a SOFR-based rate.

The gross amount of grants received by the Company from the IIA, including accrued interest as of September 30, 2024, was approximately $9.9 million. As of September 30, 2024, the Company had not paid any royalties to the IIA.

NOTE 11 – EQUITY

a)	On May 27, 2024, the Company entered into a securities purchase agreement with a single institutional investor in connection with the issuance and sale by the Company in a registered direct offering (the “Offering”) of (i) 2,060,000 Ordinary Shares, (ii) pre-funded warrants to purchase up to 1,511,429 Ordinary Shares (the “Pre-Funded Warrants”), (iii) Series A warrants to purchase up to 3,571,429 Ordinary Shares (the “Series A Warrants”) and (iv) Series B warrants to purchase up to 3,571,429 Ordinary Shares (the “Series B Warrants” and, together with the Series A Warrants, the “Investor Warrants”), at a combined purchase price of (a) $1.40 per Ordinary Share and the associated Investor Warrants, each to purchase one Ordinary Share, and (b) $1.399 per Pre-Funded Warrant and the associated Investor Warrants, each to purchase one Ordinary Share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-364561) and related base prospectus and prospectus supplement.

Each Investor Warrant has an exercise price of $1.40 per Ordinary Share and is immediately exercisable. The Series A Warrants expire upon the earlier of 18 months following the issuance date and 60 days following the Company’s public announcement of positive topline trial results of AllocetraTM for the treatment of moderate-to-severe knee osteoarthritis (the “Series A Milestone Event”). The Series B warrants expire upon the earlier of five and one-half years following the issuance date and 60 days following the Company’s public announcement of its filing with the U.S. Food and Drug Administration (the “FDA”) for approval for AllocetraTM’s osteoarthritis related indication (the “Series B Milestone Event”). Each Pre-Funded Warrant has an exercise price of $0.001 per Ordinary Share, is immediately exercisable, may be exercised at any time and has no expiration date.

H.C. Wainwright & Co. (“Wainwright”) acted as placement agent in connection with the Offering, and in consideration therefor the Company agreed to register and issue to Wainwright warrants (the “Placement Agent Warrants”) to purchase up to 250,000 Ordinary Shares. The Placement Agent Warrants comprise Series A Warrants to purchase 125,000 Ordinary Shares and Series B Warrants to purchase 125,000 Ordinary Shares, containing the same terms as the Investor Warrants, except that they are exercisable at a price of $1.75 per Ordinary Share, and the Series B Warrants will expire upon the earlier of five years following the commencement of the sale of the securities offered in the Offering and 60 days following the Series B Milestone Event.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024 (UNAUDITED)

In addition, the Company agreed to pay Wainwright an aggregate cash fee equal to 7% of the gross proceeds raised in the Offering, a management fee equal to 1% of the gross proceeds raised in the Offering and $90,950 for various fees and expenses.

The Offering closed on May 29, 2024. The net proceeds from the Offering were approximately $4.5 million after deducting Wainwright’s fees and other expenses relating to the Offering. The Company intends to use the net proceeds from the Offering for working capital and other general corporate purposes.

During the third quarter of 2024, 860,429 Pre-Funded Warrants were exercised for an aggregate of 860,429 Ordinary Shares, which provided the Company with aggregate gross proceeds of approximately $1.0 thousand.

b)	All Company warrants are classified as components of shareholders’ equity because the warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, permit the holders to receive a fixed number of Ordinary Shares upon exercise, require physical settlement and do not provide any guarantee of value or return (unless, in accordance with ASC 815-40-55-3, there is a fundamental transaction, as defined in the warrant agreements, which allows the holders of the warrants to receive the same form of consideration payable to the holders of Ordinary Shares, in which case equity treatment is not precluded).

	Number of Warrants	Weighted average exercise price
Outstanding January 1, 2024	202,251	$23.31
Issued	8,904,287	$1.17
Exercised	(860,429)	$0.001
Outstanding and exercisable September 30, 2024	8,246,109	$1.66

Composed of:
	Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date
	22,750	$10.00	February 26, 2020	February 24, 2025
	160,727	$25.00	February 12, 2021	February 9, 2026
	18,774	$25.00	February 17, 2021	February 9, 2026
	651,000	$0.001	May 29, 2024	No expiration date
	3,571,429	$1.40	May 29, 2024	December 1, 2025(i)
	3,571,429	$1.40	May 29, 2024	November 29, 2029 (ii)
	125,000	$1.75	May 29, 2024	December 1, 2025(i)
	125,000	$1.75	May 29, 2024	May 27, 2029 (iii)
	8,246,109

(i)	The earlier of (a) December 1, 2025 and (b) the 60th day following the occurrence of the Series A Milestone Event.

(ii)	The earlier of (a) November 29, 2029 and (b) the 60th day following the occurrence of the Series B Milestone Event.

(iii)	The earlier of (a) May 27, 2029 and (b) 60 days following the Series B Milestone Event.

c)	During the nine months ended September 30, 2024 the Company issued 370,563 Ordinary Shares under its ATM agreement, dated December 30, 2022 (the “ATM Agreement”), with Cantor Fitzgerald & Co. and JMP Securities LLC for a gross proceeds of $ 851thousand net of $25 thousand of issuance expenses.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024 (UNAUDITED)

NOTE 12 – SHARE-BASED COMPENSATION

a)	As of September 30, 2024, 6,900,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan (the “2019 Plan”), of which 2,522,427 shares remained available for future grant.

b)	The following tables contain information for options granted under the 2019 Plan:

	Three months ended September 30,
	2024			2023
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Outstanding at beginning of period	2,985,703		$5.41	2,915,493	$5.84
Granted	15,000		$1.42
Forfeited and expired	(8,202)	$		(14,108)	$11.53
Outstanding at end of period	2,992,501		$5.39	2,901,385	$5.82
Exercisable at end of period	2,218,950		$5.66	2,110,072	$5.66

Non-vested at beginning of period	758,551		$4.68	825,115	$6.27
Vested	-		$	21,318	$(12.43)
Granted	15,000		$1.42
Forfeited			$-	(12,484)	$(12.33)
Non-vested at the end of period	773,551		$4.61	791,313	$6.01

	Nine months ended September 30,
	2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,842,496	$5.63	2,939,434	$5.85
Granted	265,000	$3.11	-	$-
Forfeited and expired	(114,995)	$6.002	(38,049)	$8.76
Outstanding at end of period	2,992,501	$5.39	2,901,385	$5.82
Exercisable at end of period	2,218,950	$5.66	2,110,072	$5.66

Non vested at beginning of period	596,503	$5.53	986,005	$6.46
Granted	265,000	$3.11	-	$-
Forfeited and expired	(24,313)	$5.04	(27,859)	$9.24
Vested	(63,639)	$6.82	(166,833)	$8.16
Outstanding at end of period	773,551	$4.61	791,313	$6.01

During the three and nine month periods ended September 30, 2024 and 2023, the Company recognized $222, $682, $304 and $1,261 thousand, respectively, of share-based compensation expenses related to stock options. As of September 30, 2024, the total unrecognized estimated compensation cost related to outstanding non-vested stock options was $746 thousand, which is expected to be recognized over a weighted average period of 3.5 years.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024 (UNAUDITED)

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life for all options outstanding at September 30, 2024:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding (in thousands)	No. of options exercisable
$2.69	649,591	0.67	$-	649,591
$3.21	240,000	9.38	-	-
$3.53	53,192	9.1	-	-
$3.66	250,000	5.59	-	250,000
$4.68	31,500	5.50	-	31,500
$5.34	157,000	7.50	-	78,500
$5.34	442,410	8.14	-	178,176
$5.96	150,000	8.14	-	37,500
$6.22	552,883	2.42	-	552,883
$8.19	150,000	5.14	-	150,000
$9.02	40,500	6.13	-	30,375
$10.12	8,955	4.18	-	8,955
$12.23	250,000	6.66	-	250,000
$21.40	970	4.82	-	970
$1.42	15,000	9.75	-	-
$90.16	500	0.17	-	500
	2,992,501		$-	2,218,950

d)	The following tables contain information for restricted stock units granted under the 2019 Plan:

	Three months ended September 30,
	2024		2023
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	562,259	$2.59	110,578	$9.95
Granted	308,829	$1.26	223,294	$2.57
Vested	(55,939)	$1.13	(5,978)	$8.98
Forfeited	-	$-	(125)	$(14.67)
Nonvested at end of period	815,149	$2.06	327,769	$4.93

	Nine months ended September 30,
	2024		2023
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	621,135	$3.14	157,560	$9.95
Granted	308,829	$1.26	223,294	$2.57
Vested	(99,989)	$6.07	(52,522)	$10.02
Forfeited	(14,826)	$3.64	(563)	$14.67
Nonvested at end of period	815,149	$2.06	327,769	$4.93

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price if no sales were reported).

For the three and nine month periods ended September 30, 2024 and 2023, the Company recognized $155, $466, $103 and $290 thousand, respectively, of share-based compensation expense related to restricted stock units.

Total share-based compensation expense related to restricted stock units not yet recognized as of September 30, 2024 was $879 thousand, which is expected to be recognized over a weighted average period of 4 years.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2024 (UNAUDITED)

e)	The following table summarizes share-based compensation expenses included in the statements of operations related to grants under the 2019 Plan:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2024	2023	2024	2023
Research & development	$162	$97	$431	$415
General & administrative	215	310	717	1,136
Total	$377	$407	$1,148	$1,551

NOTE 13 – FAIR VALUE MEASUREMENT

The Company’s financial assets and liabilities measured at fair value on a recurring basis consisted of the following instruments as of September 30, 2024 and December 31, 2023:

	September 30, 2024
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$2,772	$2,772	$-	$-
Short term deposits	21,733	21,733	-	-
Restricted cash	424	424	-	-
Total financial assets	$24,929	$24,929	$-	$-

	December 31, 2023
(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$813	$813	$-	$-
Short term deposits	26,507	26,507	-	-
Restricted cash	413	413	-	-
Total financial assets	$27,733	$27,733	$-	$-

NOTE 14 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these unaudited condensed consolidated financial statements were issued and determined that the following subsequent event necessitated disclosure:

1.	During the fourth quarter of 2024 the Company issued and sold 247,220 Ordinary Shares under the ATM Agreement.

2.	Receivables from the issuance and sale of Ordinary Shares under the ATM Agreement in the amount of $49 thousand were received by the Company in cash on October 1, 2024.

3.	During the fourth quarter of 2024 the Company’s Board of Directors approved the purchase of up to $1 million of Bitcoin as part of its cash management strategy.